

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 2-2-07



February 9, 2007

Dee Ann Dorsey
Hunton & Williams LLP
200 Park Avenue
New York, NY 10166-0005

1934
14A-8
2/9/2007

Re: Altria Group, Inc.

Dear Ms. Dorsey:

This is in regard to your letter dated February 2, 2007 concerning the shareholder proposal submitted by the Sisters of Charity of Saint Elizabeth, The Premonstratensian Fathers, Providence Trust, and Trinity Health for inclusion in Altria's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Altria therefore withdraws its December 20, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

cc: Sister Maureen Sullivan, SC
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Rev. Robert K. Finnegan
Assistant Secretary-Treasurer
The Premonstratensian Fathers
St. Norbert Abbey
1016 North Broadway
De Pere, Wisconsin 54115-2697

764180

Sr. Madonna Sangalli, CDP
Trustee/Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-7619

Catherine Rowan
Corporate Responsibility Consultant
Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462



HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0005

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

JERRY E. WHITSON
DIRECT DIAL: 212-309-1060
EMAIL: jwhitson@hunton.com

December 20, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Sisters of Charity of Saint Elizabeth, et. al.

Ladies and Gentlemen:

Altria Group, Inc. (the "Company") received a shareholder proposal requesting that the Company adapt globally for all its tobacco products the marketing and advertising provisions of the Master Settlement Agreement and the demands of the corrective statements and general injunctive relief by Judge Kessler in August, 2006 (the "Proposal"). The Proposal was submitted by the Sisters of Charity of Saint Elizabeth, who were joined in this submission by the co-proponents identified on Exhibit A (collectively, the "Proponents"). A copy of the Proposal is attached as Exhibit B.

By copy of this letter, the Company hereby notifies the Proponents of its intention to omit the Proposal from any proxy statement and form of proxy for a 2007 meeting of shareholders (the "2007 Proxy Materials"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, we respectfully request that the Staff of Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Proposal is omitted from the 2007 Proxy Materials for the reason set forth below. The annual meeting of shareholders is scheduled for April 26, 2007. A copy of this letter has been emailed to cfletters@sec.gov in compliance with the instructions found at the Commission's website in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).



I. THE PROPOSAL

The resolution portion of the Proposal reads as follows:

> RESOLVED: the shareholders request that the Board of Directors of Altria voluntarily adapt globally for all its tobacco products the marketing and advertising provisions of the U.S. Master Settlement Agreement and the demands of the corrective statements and general injunctive relief by Judge Kessler in August, 2006. The shareholders request that, where there are inconsistencies, the stricter interpretation leading to less harm shall be endorsed.

II. GROUNDS FOR OMISSION

The Company believes that it may omit the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal pertains to the ordinary business operations (i.e., litigation strategy) of the Company.

The Company and one of its subsidiaries, Philip Morris USA Inc. ("PM USA"), are among the defendants in a lawsuit filed by the United States government in the United States District Court for the District of Columbia. This case is described in further detail in Exhibit C, which is excerpted from the Company's most recent Form 10-Q. In August 2006, the trial court (with Judge Kessler as the presiding judge) entered judgment in favor of the government, granting among other things injunctive relief and requiring the issuance of certain corrective statements. The defendants, including the Company and PM USA, filed notices of appeal to the United States Court of Appeals for the District of Columbia Circuit. On October 31, 2006, a three-judge panel of the United States Court of Appeals granted defendants' motion and stayed the trial court's judgment pending its review of the decision.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception when the subject matter of the proposal is the same as or similar to that which is at the heart of litigation in which a registrant is then involved. Previously, the Staff permitted exclusion of proposals requiring the company to undertake a campaign directed at African Americans apprising them of the health hazards unique to them associated with smoking menthol cigarettes because it related to the subject matter of litigation in which the company has been named as a defendant. See *Loews Corp.* (March 22, 2006) and *Reynolds American Inc.* (February 10, 2006) (same); see also *R.J. Reynolds Tobacco Holdings, Inc.* (March 6, 2003)(proposal requiring the company to establish a committee of independent directors to determine the company's involvement in cigarette smuggling excludable under the "ordinary course" exception because it related to the subject matter of litigation in which the company has been named as a defendant). The Staff has also permitted exclusion of resolutions requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases under the "ordinary course" exception because the subject matter was similar to that of ongoing litigation. See *R.J. Reynolds Tobacco Holdings, Inc.* (February 6, 2004); *RJR Nabisco Holdings Corp.* (February 22, 1999) (same); and *Philip Morris Companies Inc.* (February 22, 1999) (same).

The Proposal requests that the Company voluntarily adapt the demands of the corrective statements and general injunctive relief granted by the trial court (presided by Judge Kessler). As noted above, that trial court judgment has been stayed pending the Court of Appeal's review of the decision. Because the subject matter of the Proposal is the very trial court decision which the Company and PM USA are now appealing, it pertains to matters of ordinary business operations (i.e., litigation strategy). The Proposal therefore may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7).

Thank you for your consideration in this matter.

Sincerely,



Jerry Whitson

EXHIBIT A

PROPONENT

Sister Maureen Sullivan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

CO-PROPONENTS

Rev. Robert K. Finnegan
Assistant Secretary-Treasurer
The Premonstratensian Fathers
St. Norbert Abbey
1016 North Broadway
De Pere, WI 54115-2697

Sr. Madonna Sangalli, CDP
Trustee/Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Catherine Rowan
Corporate Responsibility Consultant
Trinity Health
766 Brady Avenue, Apt. 635
Bronx, NY 10462

EXHIBIT B

ALTRIA
Apply Globally Practices Demanded by the Master Settlement Agreement and Judge Kessler

Whereas: Our company signed the Master Settlement Agreement (MSA) with various States' Attorneys General to settle claims against our company for, among other things, marketing to children and share healthcare costs for treatment of diseases caused by our products;

Under the MSA, we agreed to restrict marketing to adolescents including no billboard adverting, no distribution of brand name promotional items except in adult only establishments and no direct or indirect marketing to adolescents.

In August, 2006 a Federal Judge ruled in a landmark decision that PMUSA has been involved in continued efforts to undermine information revealing the harm caused by smoking and environmental tobacco smoke.

While the company has agreed to abide by the MSA in this country (or has been remanded by a Federal Judge to embark on other practices that redress past harm done by the Company), its continued promotion of its products abroad are resulting in many poor youth taking up our products. An estimated half of these will be killed prematurely by diseases caused by smoking our Company's product

In a *New York Times* piece June, 2006, our Company's Vice President, Steve Parrish, touted its commitment to manufacturing "safer" cigarettes in the U.S. This investment in a new $300 million Richmond Plant to produce a "safer" cigarettes seems paradoxical at the least and cynical at the most when, at the same time, we purchased Sampora, Indonesia's second largest tobacco for $5.4 billion. This company's Kreteks have 50 times the amount of tar than our "safer" U.S. cigarettes called Marlboro UltraSmooth. At the same time the Centers for Disease Control & prevention has found that levels of certain carcinogens are far high in countries like Bangladesh, China and Kenya (*BusinessWeek* 06.23.03).

U.S. drug companies are required by U.S. law to manufacture and market drugs in the same way as they do in the U.S. in developing nations

Our failure to have the same marketing practices called for by the MSA and Judge Kessler for the U.S. in poor nations could result in increased litigation risk and could call into question the validity of our corporate responsibility campaign. An example of the double standard is found in that, while we no longer advertises cigarettes on billboards in the U.S., it is common practice in some other nations

The World Health Organization predicts one billion persons will be killed from tobacco products in this century worldwide. Given our ever-increasing market share, many of these deaths will be inflicted by those people smoking our cigarettes.

RESOLVED: the shareholders request that the Board of Directors of Altria voluntarily adapt globally for all its tobacco products the marketing and advertising provisions of the U.S. Master Settlement Agreement and the demands of the corrective statements and general injunctive relief by Judge Kessler in August, 2006. The shareholders request that, where there are inconsistencies, the stricter interpretation leading to less harm shall be endorsed.

EXHIBIT C

"In 1999, the United States government filed a lawsuit in the United States District Court for the District of Columbia against various cigarette manufacturers, including PM USA, and others, including ALG [Altria Group, Inc.], asserting claims under three federal statutes, the Medical Care Recovery Act ("MCRA"), the Medicare Secondary Payer ("MSP") provisions of the Social Security Act and the civil provisions of RICO. Trial of the case ended in June 2005. The lawsuit sought to recover an unspecified amount of health care costs for tobacco-related illnesses allegedly caused by defendants' fraudulent and tortious conduct and paid for by the government under various federal health care programs, including Medicare, military and veterans' health benefits programs, and the Federal Employees Health Benefits Program. The complaint alleged that such costs total more than $20 billion annually. It also sought what it alleged to be equitable and declaratory relief, including disgorgement of profits which arose from defendants' allegedly tortious conduct, an injunction prohibiting certain actions by the defendants, and a declaration that the defendants are liable for the federal government's future costs of providing health care resulting from defendants' alleged past tortious and wrongful conduct. In September 2000, the trial court dismissed the government's MCRA and MSP claims, but permitted discovery to proceed on the government's claims for relief under the civil provisions of RICO. ....

In August 2006, the federal trial court entered judgment in favor of the government. The court held that certain defendants, including ALG [Altria Group, Inc.] and PM USA, violated RICO and engaged in 7 of the 8 "sub-schemes" to defraud that the government had alleged. Specifically, the court found that:

- defendants falsely denied, distorted and minimized the significant adverse health consequences of smoking;
- defendants hid from the public that cigarette smoking and nicotine are addictive;
- defendants falsely denied that they control the level of nicotine delivered to create and sustain addiction;
- defendants falsely marketed and promoted "low tar/light" cigarettes as less harmful than full-flavor cigarettes;
- defendants falsely denied that they intentionally marketed to youth;
- defendants publicly and falsely denied that ETS is hazardous to non-smokers; and
- defendants suppressed scientific research.

The court did not impose any monetary penalties on the defendants, but ordered the following relief: (i) an injunction against "committing any act of racketeering" relating to the manufacturing, marketing, promotion, health consequences or sale of cigarettes in the United States; (ii) an injunction against participating directly or indirectly in the management or control of the Center for Tobacco Research, the Tobacco Institute, or the Center for Indoor Air Research, or any successor or affiliated entities of each; (iii) an injunction against "making, or causing to be made in any way, any material false, misleading, or deceptive statement or representation or engaging in any public relations or marketing endeavor that is disseminated to the United States public and that misrepresents or suppresses information concerning cigarettes"; (iv) an injunction against conveying any express or implied health message through use of descriptors on cigarette packaging or in cigarette advertising or promotional material, including "lights," "ultra lights", and "low tar," which the court found could cause consumers to believe a cigarette brand is less hazardous than another brand; (v) the issuance of "corrective statements" in various media regarding the adverse health effects of smoking, the addictiveness of smoking and nicotine, the lack of any significant health benefit from smoking "low tar" or "light" cigarettes, defendants' manipulation of cigarette design to insure optimum nicotine delivery, and the adverse health effects of exposure to environmental tobacco smoke; (vi) the disclosure on defendants' public document websites and in the Minnesota document repository of all documents produced to the government in the lawsuit or produced in any future court or administrative action concerning smoking and health until 2021, with certain additional requirements as to documents withheld from production under a claim of privilege or confidentiality; (vii) the disclosure of disaggregated marketing data to the government in the same form and on the same schedule as defendants now follow in disclosing such data to the Federal Trade Commission, for a period of ten years; (viii) certain restrictions on the sale or transfer by defendants of any cigarette brands, brand names, formulas or cigarette businesses within the United States; and (ix) payment of the government's costs in bringing the action.

In September 2006, defendants filed notices of appeal to the United States Court of Appeals for the District of Columbia Circuit. In September 2006, the trial court denied defendants' motion to stay the judgment pending defendants' appeals, and defendants then filed an emergency motion with the Court of Appeals to stay enforcement of the judgment pending their appeals. In October, the government filed a notice of appeal to the Court of Appeals. On October 31, 2006, a three-judge panel of the United States Court of Appeal granted defendants' motion and stayed the trial court's judgment pending its review of the decision."



HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0005

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

DEE ANN DORSEY
DIRECT DIAL: 212-309-1174
EMAIL: ddorsey@hunton@hunton.com

February 2, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
101 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Sisters of Charity of Saint Elizabeth, et. al.

Ladies and Gentlemen:

By letter dated December 20, 2006, on behalf of Altria Group, Inc. (the "Company"), we requested that the Staff of the Securities and Exchange Commission confirm that it would not recommend any enforcement action against the Company if it omitted from its 2007 proxy materials a shareholder proposal (the "Proposal") submitted by the Sisters of Charity of Saint Elizabeth, et. al. (the "Proponents").

Please be advised that by letter dated January 21, 2007, the Sisters of Charity of Saint Elizabeth, on behalf of all of the Proponents, notified the Company that they were withdrawing the Proposal. A copy of the letter is attached hereto as Exhibit A. Accordingly, we are hereby notifying the Staff of the Division of Corporation Finance that the Company intends to omit the Proposal from its 2007 proxy materials and is withdrawing its request for no-action relief in connection with the Proposal.

We are simultaneously sending a copy of this letter (and attachments) to the Proponents identified on Exhibit B. A copy of this letter has been emailed to cfletters@sec.gov in compliance with the instructions found at the Securities and Exchange Commission's website.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me.

Sincerely,



Dee Ann Dorsey

EXHIBIT A


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

January 21, 2007

Louis C. Camilleri
Chief Executive Officer
Altria Group Inc.
120 Park Avenue
New York, NY 10017

Dear Mr. Camilleri:

Pursuant to our conversation with Altria Group, Inc, the Sisters of Charity of Saint Elizabeth are withdrawing our resolution Apply Globally Practices Demanded by the Master Settlement Agreement and Judge Kessler for 2007.

We have sent a letter informing the Securities and Exchange Commission of this decision.

Thank you for you ongoing discussions with us.

Sincerely,



Sister Maureen Sullivan, SC
Coordinator of Corporate Responsibility

CC. Securities and Exchange Commission



COUNCILOR
MSULLIVAN@SCNJ.ORG

973.290.5406
973.290.5337
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

January 21, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Pursuant to our conversation with Altria Group Inc, the Sisters of Charity of Saint Elizabeth and our co-filers are withdrawing our resolution, Apply Globally Practices Demanded by the Master Settlement Agreement and Judge Kessler for 2007.

Enclosed is a copy of the cover letter to Mr. Camilleri, CEO of Altria Group, Inc.

Sincerely,

Sister Maureen Sullivan, S.C.
Coordinator of Corporate Responsibility

CC. Louis C. Camilleri, Altria


SISTERS OF CHARITY OF SAINT ELIZABETH
NEW JERSEY
MDCCCLIX

COUNCILOR
MSULLIVAN@SCNJ.ORG

973.290.5408
973.290.5337
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

EXHIBIT B

PROPONENT

Sister Maureen Sullivan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

CO-PROPONENTS

Rev. Robert K. Finnegan
Assistant Secretary-Treasurer
The Premonstratensian Fathers
St. Norbert Abbey
1016 North Broadway
De Pere, WI 54115-2697

Sr. Madonna Sangalli, CDP
Trustee/Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Catherine Rowan
Corporate Responsibility Consultant
Trinity Health
766 Brady Avenue, Apt. 635
Bronx, NY 10462

END